Exhibit 99.1

Super (app) ambitions – the travel industry undergoes a tech transformation

From super apps to artificial intelligence, technology is a big part of how the travel and tourism industry is repositioning itself for a post-pandemic world. Also emerging is a push for M&A to accelerate growth.

By Liza Tan

August 17, 2021

The summer travel season is in full swing in the Northern Hemisphere, as the industry continues to recover from its worst year on record.

International travel declined as a result of lockdowns and border closures to contain Covid-19, representing an estimated loss of US$1.3 trillion in export revenues, according to the United Nations’ World Tourism Organization - more than 11 times the loss recorded during the 2009 global financial crisis.

But not everyone had a tough year. HotelPlanner, a hotel and event booking technology platform, managed to turn a profit last year and says it is on track to report a profit of $10 million within 2021.

Growing the gig economy

The travel technology company credits this to their global gig-based travel agents. HotelPlanner has hired 2,000 freelancers and 10 percent of them are based in Asia. With the aid of artificial intelligence, they are able to direct calls to the right agent.

“We’re growing them at 200 per month, we’re planning to ramp that up to 400 a month,” Tim Hentschel, Chairman and CEO, HotelPlanner told FinanceAsia in Singapore of the company’s hiring plans.

HotelPlanner launched in 2004 with a mission to transform the hotel booking space. Their AI technology helps business and leisure travellers find the best group hotel deal, while their connection to 50,000 hotel groups gives it an advantage - so much so that sites like Expedia use their group booking tool, while Rakuten and Agoda use their inventory.

Henstchel moved to Singapore in 2019 and in the last two years, the company has grown its footprint in Asia Pacific, acquiring Australia’s EventConnect.com and Singapore’s Venueexplorer. The value of both transactions remains undisclosed.

Merger & acquisition mode

To future-proof, HotelPlanner announced a three-way merger with Reservations.com and Astrea Acquisition, a special purpose acquisition company (SPAC) on August 10. The transaction values the combined company at $567.1 million and a listing on the Nasdaq is planned.

“We want to grow even faster. We want to be able to do more M&A, and having you know, stock and cash and all of that is easier to do more M&A with,” Henstchel said.

For now, Hentschel is on the hunt for M&A targets outside its largest market, the U.S.

But when it came to picking the right partner for their recent deal, price was not the main priority. Hentschel detailed that HotelPlanner turned down a $700 million valuation for the combined companies and instead decided to go with Astrea because of the SPAC’s track record in taking technology-focused companies public.

Henstchel added, “we’re coming in at a valuation of 3.5X and the median in our competitive set of publicly traded companies is 6X, so we already have a ton of value priced into our deal.”

Super-charging the growth outlook

The pandemic has also prompted other travel industry players to pivot. Malaysia-headquartered airline, AirAsia, launched a super app in October last year, joining the growing list of Southeast Asia-started super app platforms.

Super apps essentially allow end-consumers to buy products or book a service through one application. The most popular ones in the region include Grab and Gojek, which both started as ride-hailing platforms and now offer services ranging from food delivery to insurance and banking.

AirAsia is following a similar flight path. Amanda Woo, chief executive officer of airasia super app – AirAsia’s platform offering, said that the company’s digitisation plan builds on the airline’s strong ecosystem. Having flown more than 60 million passengers, AirAsia holds a database of about 72 million users, one million of whom are active daily.

Last month, airasia super app’s ambitions resulted in completing the acquisition of Gojek’s Thai business and its fintech unit BigPay applied for a digital banking licence in Malaysia. This is where the company is looking to differentiate itself – by focusing on fintech.

“When we have our own e-wallet, our entire ecosystem will set us apart from other players in the market,” said Woo.

The airasia super app aims for its e-wallet to go live within the next two months, although Woo expects it might be able to launch more quickly, especially in their home market, Malaysia.

“The idea of creating a super app that combines both financial and non-financial products and services is quite appealing,” said Zennon Kapron, director at Kapronasia, a consultancy firm that focuses on Asia’s financial industry.

Kapron however, noted that to date, there have been no success stories of companies combining travel with digital banking although Traveloka is making that attempt to boost its IPO prospects.

Super app success

AirAsia’s acquisition of Gojek’s Thai business was the first in a series of acquisitions through which it aims to grow its super app strategy.

Woo said, “we are also looking to acquire some other travel platforms that could potentially complete quickly, enabling speed-to-market and keeping our costs very low.”

Woo would not comment further on the timeline as the discussions are ongoing, but said that aside from Thailand and Malaysia, airasia super app has its sights set on Indonesia and the Philippines.

While the super app space appears to be gaining traction and drawing crowds, there is still huge potential for growth, as Kapron notes that there is no incumbent player dominating the market in many of these Southeast Asian countries.

He shared, “we’re at a very unique time where there’s still an opportunity to become a digital bank or a super app… five to ten years from now, the market may be more established and much more challenging.”